JOHN HANCOCK PATRIOT PREMIUM DIVIDEND FUND II

AMENDMENT TO SUB-ADVISORY AGREEMENT

     Appendix A referenced in Section 3 COMPENSATION OF SUB-ADVISER of the Fund’s Sub-Advisory Agreement dated December 31, 2005, is hereby amended, effective September 3, 2008, to reflect the following:

Fund	Percentage of Average Daily Assets

John Hancock Patriot Premium Dividend Fund II	All Managed Assets
Subadvisory	0.200%

“Managed assets” means the total assets of the Fund (including all assets attributable to any form of investment leverage that may be outstanding) minus the sum of accrued liabilities (other than any liabilities relating to any form of investment leverage). For the elimination of doubt, and without limiting the generality of the foregoing, liabilities with respect to borrowings used for investment leverage, the principle amount of any debt securities issued by the Fund, and/or the liquidation preference of any preferred shares issued by the Fund shall not be deducted from total assets for purposes of determining managed assets. The parties hereto distinguish between “traditional investment leverage,” such as bank debt and preferred share issuance, and “notional leverage,” such as leverage that results from certain transactions, such as selling securities short or engaging in reverse repurchase agreements. The parties hereto understand the term “investment leverage” in the definition to refer to “traditional investment leverage” and not to “notional leverage.”

Executed this 3rd of September 2008

JOHN HANCOCK PATRIOT PREMIUM DIVIDEND FUND II

By:	/s/Keith F. Hartstein

	Name:	Keith F. Hartstein
	Title:	President & Chief Executive Officer

MFC GLOBAL INVESTMENT MANAGEMENT (U.S.), LLC

By:	/s/Barry H. Evans

	Name:	Barry H. Evans
Title: